EXHIBIT 99.1

Cardiome Reports Second Quarter Results

VANCOUVER, British Columbia, Aug. 7, 2012 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) today reported financial results for the second quarter ended June 30, 2012. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results

We recorded a net loss of $5.7 million ($0.09 per common share) for the three months ended June 30, 2012 (Q2-2012), compared to a net loss of $7.7 million ($0.13 per common share) for the three months ended June 30, 2011 (Q2-2011). The net losses for Q2-2012 and Q2-2011 were largely due to expenditures incurred on clinical development efforts and pre-clinical research projects. The net loss for Q2-2012 includes employee termination charges of $0.2 million related to our workforce reduction in March. This amount represents employee severance and outplacement support costs expensed in Q2-2012.

Total revenue for Q2-2012 was $0.2 million, a decrease of $0.2 million from $0.4 million in Q2-2011

Research and development expenditures were $2.4 million for Q2-2012 compared to $4.1 million for Q2-2011. General and administration expenditures for Q2-2012 were $2.2 million compared to $3.5 million for Q2-2011. Interest expense for Q2-2012 was $1.1 million compared to $0.6 million for Q2-2011.

Stock-based compensation, a non-cash item included in operating expenses for Q2-2012 was $0.2 million as compared to $0.5 million for Q2-2011.

Liquidity and Outstanding Share Capital

At June 30, 2012, the Company had cash and cash equivalents of $60.7 million. As of August 7, 2012, the Company had 61,129,091 common shares issued and outstanding and 5,222,648 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $4.84 per share.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a research-based biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has particular expertise in ion-channel modulation and in diseases associated with ion-channel dysfunction, which can range from cardiovascular to cancer to neurological and CNS disorders. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT: Cardiome Investor Relations
         (604) 676-6993 or Toll Free: 1-800-330-9928
         Email: ir@cardiome.com